

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3010

April 27, 2009

Glade M. Knight
Chairman and Chief Executive Officer
Apple REIT Nine, Inc.
814 East Main Street
Richmond, VA 23219

> **Re:** **Apple REIT Nine, Inc.**
> **Post Effective Amendment to Form S-11**
> **Filed April 17, 2009**
> **File No. 333-147414**

Dear Mr. Knight:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Sticker Supplement to Supplement No. 12 dated April 17, 2009

Status of the Offering, page S-3

1. We note your disclosure regarding distributions since the initial capitalization through December 31, 2008 and that during this period distributions totaled approximately $13 million and cash generated from operations was approximately $3.3 million. Please additionally disclose distributions in a table that identifies distributions paid for the past four quarters. Please disclose the source of your distributions, specifying the amount paid from offering proceeds, the amount paid

from cash flow from operations and the amount paid from other sources, and describe any such other sources. Additionally, the table should include any amounts reinvested.

Summary Overview, page S-6

Source of Funds and Related Party Payments, page S-6

2. We note your disclosure regarding total advisory fees and reimbursable expenses incurred by you for the year ended December 31, 2008. Additionally, please provide tabular disclosure of the aggregate compensation paid to date to your advisor and its affiliates as well as any other party to whom compensation was paid as described on page 42 of the prospectus dated April 25, 2008 under the heading "Compensation." Please also disclose aggregate fees accrued but not yet paid, if any. The disclosure should break out the fees by type, such as offering fees, acquisition fees, operating fees and disposition fees.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Glade M. Knight
Apple REIT Nine, Inc.
April 27, 2009
Page 3

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Martin B. Richards, Esq.